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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Orezone Resources Inc.
(Name of Issuer)
common stock, no par value
(Title of Class of Securities)
685921108
(CUSIP Number)
December 31, 2005
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	685921108	Page	2	of	12

1	NAMES OF REPORTING PERSONS: Actis Capital LLP

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	English limited liability partnership

	5	SOLE VOTING POWER:

NUMBER OF		8,548,315

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		2,204,282

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		8,548,315

WITH:	8	SHARED DISPOSITIVE POWER:

		2,204,282

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	10,752,597

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	8.10%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

CUSIP No.	685921108	Page	3	of	12

1	NAMES OF REPORTING PERSONS: Actis Africa Fund 2, L.P.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	English limited partnership

	5	SOLE VOTING POWER:

NUMBER OF		8,548,315

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		8,548,315

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	8,548,315

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	6.44%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

CUSIP No.	685921108	Page	4	of	12

1	NAMES OF REPORTING PERSONS: Actis Executive Co-Investment Plan, LP

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Guernsey limited partnership

	5	SOLE VOTING POWER:

NUMBER OF		63,360

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		63,360

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	63,360

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	0.05%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

CUSIP No.	685921108	Page	5	of	12

1	NAMES OF REPORTING PERSONS: Cordiant Capital Inc.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Canadian corporation

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		2,204,282

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		2,204,282

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	2,204,282

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	1.66%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

CUSIP No.	685921108	Page	6	of	12

1	NAMES OF REPORTING PERSONS: CIFA Investments, L.P.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	English limited partnership

	5	SOLE VOTING POWER:

NUMBER OF		2,204,282

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		2,204,282

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	2,204,282

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	1.66%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

Item 1.
(a)	Name of Issuer
Orezone Resources Inc.
(b)	Address of Issuer’s Principal Executive Offices
290 Picton Street, Suite 201 Ottawa, ON K1K 8P8
Item 2.
(a)	Name of Person Filing
(i)	Actis Capital LLP (“Actis”)

(ii)	Actis Africa Fund 2, L.P. (“AAF2”)

(iii)	Actis Executive Co-Investment Plan, LP (“Plan”)

(iv)	CIFA Investments, L.P. (“CIFA”)

(v)	Cordiant Capital Inc. (“Cordiant”)
(each a “Reporting Person” and collectively, the “Reporting Persons”). See Exhibits 2(a) and 2(b).
(b)	Address of Principal Business Office or, if none, Residence

All Reporting Persons (other than the Plan and Cordiant): 2 More London Riverside, London, UK SE1 2JT

Plan: 13-15 Victoria Road, St. Peter Port, Guernsey, Channel Islands, GY1 32D

Cordiant: Suite 2400, 1010 Sherbrooke Street West, Montreal, Quebec, Canada H3A 2R7

(c)	Citizenship
(i)	Actis: England

(ii)	AAF2: England

(iii)	Plan: Guernsey

(iv)	CIFA: England

(v)	Cordiant: Canada
(d)	Title of Class of Securities

common stock, no par value

(e)	CUSIP Number

685921108
Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Item 4. Ownership.
     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)	Amount beneficially owned:
(i)	Actis: 10,752,597

(ii)	AAF2: 8,548,315

(iii)	Plan: 63,360

(iv)	CIFA: 2,204,282

(v)	Cordiant: 2,204,282
(b)	Percent of class:
(i)	Actis: 8.10%*

(ii)	AAF2: 6.44%*

(iii)	Plan: 0.05%*

(iv)	CIFA: 1.66%*

(v)	Cordiant: 1.66%*
* All percentages based on 132,732,641 shares of common stock outstanding as of March 10, 2006 (as reported by Toronto Stock Exchange)
(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote:

Actis: 8,548,315 AAF2: 8,548,315 Plan: 63,360 CIFA: 2,204,282 Cordiant: 0
(ii)	Shared power to vote or to direct the vote:

Actis: 2,204,282 AAF2: 0 Plan: 0 CIFA: 0 Cordiant: 2,204,282

(iii)	Sole power to dispose or to direct the disposition of:

Actis: 8,548,315 AAF2: 8,548,315 Plan: 63,360 CIFA: 2,204,282 Cordiant: 0

(iv)	Shared power to dispose or to direct the disposition of:

Actis: 2,204,282 AAF2: 0 Plan: 0 CIFA: 0 Cordiant: 2,204,282
Item 5. Ownership of Five Percent or Less of a Class
     Not applicable.
Item 6. Ownership of More than Five Percent on Behalf of Another Person.
     Not applicable.
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
     Not applicable.
Item 8. Identification and Classification of Members of the Group
     Not applicable.
Item 9. Notice of Dissolution of Group
     Not applicable.
Item 10. Certification
     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: March 29, 2006

ACTIS CAPITAL LLP
By:	/s/ Anthony (Tony) Halligan
	Name:	Anthony (Tony) Halligan
	Title:	CFO - Partner

ACTIS AFRICA FUND 2, L.P. By Actis Capital LLP, its Manager
By:	/s/ Anthony (Tony) Halligan
	Name:	Anthony (Tony) Halligan
	Title:	CFO - Partner

ACTIS EXECUTIVE CO-INVESTMENT PLAN, LP By Actis Co-Investment Limited, its General Partner
By:	/s/ A.W. Guille
	Name:	A.W. Guille
	Title:	Director

CIFA INVESTMENTS, L.P. By Actis Capital LLP, its Co-Manager
By:	/s/ Anthony (Tony) Halligan
	Name:	Anthony (Tony) Halligan
	Title:	CFO - Partner

By Cordiant Capital Inc., its Co-Manager
By:	/s/ David Creighton
	Name:	David Creighton
	Title:	President

CORDIANT CAPITAL INC.
By:	/s/ Donald S. McKelvie
	Name:	D.S. McKelvie
	Title:	Treasurer

EXHIBIT 2(A)
ITEM 2. IDENTITY AND BACKGROUND
     This statement is being filed by Actis Capital LLP, an English limited liability partnership (“Actis”), whose principal business address is located at 2 More London Riverside, London, UK SE1 2JT. This statement is also being filed by Actis Africa Fund 2, L.P., an English limited partnership (“AAF2”), whose principal business address is located at the same address as Actis. Actis is the manager of AAF2. This statement is also being filed by Actis Executive Co-Investment Plan, LP, a Guernsey limited partnership (“Plan”), whose principal business address is located at 13-15 Victoria Road, St. Peter Port, Guernsey, Channel Islands, GY1 32D. The Plan is managed by Actis Co-Investment Plan Limited, a Guernsey private limited company and a wholly-owned subsidiary of Actis.
     This statement is also being filed by Cordiant Capital Inc., a Canadian corporation (“Cordiant”), whose principal business address is located at Suite 2400, 1010 Sherbrooke Street West, Montreal, Quebec, Canada H3A 2R7. This statement is also being filed by CIFA Investments, L.P., an Ontario limited partnership (“CIFA”), whose principal business address is located at the same address as Actis. Actis and Cordiant are co-managers of CIFA.
     On January 25, 2005, AAF2 caused to be filed a statement on Schedule 13G reporting the acquisition (as of December 16, 2004) of 6,859,498 shares of common stock of the issuer. Between January 24 and June 15, 2005, AAF2 acquired an additional 3,893,100 shares of common stock of the issuer. On June 17, 2005, the Reporting Persons entered into a Co-Investment Agreement pursuant to which AAF2 and CIFA each were granted the right to co-invest with the other in investments made by either of them after the date of the Co-Investment Agreement. In addition, the Co-Investment Agreement granted CIFA the right to acquire a portion of AAF2’s interest in certain investments made by AAF2 prior to the date of the Co-Investment Agreement. Pursuant to a Share Sale and Purchase Agreement between AAF2 and CIFA dated November 29, 2005, CIFA became the “beneficial owner” (as defined in Rule 13d-3) of 2,204,282 of AAF2’s shares of common stock of the issuer. On February 7, 2006, AAF2 caused to be filed a statement on Schedule 13G/A reporting ownership (as of December 31, 2005) of 8,548,315 shares of common stock of the issuer, reflecting the impact on AAF2 of the transactions described above.
     On December 22, 2005 the Plan and AAF2 entered into a Co-Investment Agreement, pursuant to which the Plan agreed to invest in its relevant proportion, on the same terms and in the same instruments as AAF2. The Co-Investment Agreement provides that the Plan will follow the investment decisions of AAF2 in respect of its investments. Pursuant to a Share Sale and Purchase Agreement between AAF2 and the Plan dated February 17, 2006, the Plan became the “beneficial owner” (as defined in Rule 13d-3) of 36,360 of AAF2’s shares of common stock of the issuer.
     This statement is an amendment to the statement of AAF2 filed on February 7, 2006, and is being filed to disclose that pursuant to Regulation 13D-G, as the manager of AAF2, a co-manager of CIFA and the party that makes the investment decisions on behalf of the Plan, Actis may be deemed to beneficially own the shares of common stock of the issuer held by AAF2, CIFA and the Plan, respectively, and that Cordiant, as a co-manager of CIFA, may be deemed to beneficially own the shares of common stock of the issuer held by CIFA. Due to the relationships among them, the Reporting Persons may constitute a “group” for the purposes of Section 13(d) and 13(g) of the Securities Exchange Act of 1934, as amended. The Reporting Persons disclaim membership in such a group.

EXHIBIT 2(B)
JOINT FILING AGREEMENT
     Pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that it knows or has reason to believe that such information is accurate.

Dated: March 29, 2006	ACTIS CAPITAL LLP
	By:	/s/ Anthony (Tony) Halligan
		Name:	Anthony (Tony) Halligan
		Title:	CFO - Partner

ACTIS AFRICA FUND 2, L.P. By Actis Capital LLP, its Manager
	By:	/s/ Anthony (Tony) Halligan
		Name:	Anthony (Tony) Halligan
		Title:	CFO - Partner

ACTIS EXECUTIVE CO-INVESTMENT PLAN, LP By Actis Co-Investment Limited, its General Partner
	By:	/s/ A.W. Guille
		Name:	A.W. Guille
		Title:	Director

CIFA INVESTMENTS, L.P. By Actis Capital LLP, its Co-Manager
	By:	/s/ Anthony (Tony) Halligan
		Name:	Anthony (Tony) Halligan
		Title:	CFO - Partner

By Cordiant Capital Inc., its Co-Manager
	By:	/s/ David Creighton
		Name:	David Creighton
		Title:	President

CORDIANT CAPITAL INC.
	By:	/s/ Donald S. McKelvie
		Name:	D.S. McKelvie
		Title:	Treasurer